SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.   )
                                              --

                              SWVA Bancshares, Inc.
                              ---------------------
                                (Name of issuer)


                                  Common Stock
                           ---------------------------
                         (Title of class of securities)


                                   785040 10 6
                   ------------------------------------------
                                 (CUSIP Number)


                            Gregory J. Rubis, Esquire
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 29, 1999
                   ------------------------------------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                                  (Page 1 of 7)

----------------------------------------------------                          --------------------------------------------

CUSIP No.  785040 10 6                                         13D            Page 2 of 7 Pages
----------------------------------------------------                          --------------------------------------------

----------------------- -------------------------------------------------------------------------------------------------
          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        B. L. Rakes
----------------------- -------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)  [ ]
                                                                                                                  (b)  [ ]
----------------------- -------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- -------------------------------------------------------------------------------------------------
          4             SOURCE OF FUNDS

                                         PF
----------------------- -------------------------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEM 2(d) or 2(e)                                                                         [ ]

----------------------- -------------------------------------------------------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States

----------------------- ------------- -----------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF
        SHARES                                             22,746
                        ------------- -----------------------------------------------------------------------------------
     BENEFICIALLY            8        SHARED VOTING POWER
       OWNED BY                                            11,423
         EACH           ------------- -----------------------------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON WITH                                           22,746
                        ------------- -----------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                           11,423
----------------------- -------------------------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      34,169
----------------------- -------------------------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                                 [ ]

----------------------- -------------------------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.7%
----------------------- -------------------------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON
                        IN
----------------------- -------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
-------  -------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of SWVA Bancshares, Inc. (the "Issuer"), the executive office of which is located at 302 Second Street, S.W., Roanoke, Virginia 24011-1597.

Item 2.  Identity and Background
-------  -----------------------

         The name of the person filing this Statement is B. L. Rakes and his business address is the same as the Issuer's listed above. Mr. Rakes is the former President and Chief Executive Officer of the Issuer, and is currently the Chairman of the Board of Directors of the Issuer. During the last five years, Mr. Rakes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Rakes is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         On June 29, 1999, Mr. Rakes was awarded, at no cost to him, stock options to purchase 10,000 shares of common stock (all options were immediately exercisable), which caused Mr. Rakes to become subject to the reporting requirements of Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Mr. Rakes had previously received awards of common stock and options to purchase common stock at no cost to him. Prior purchases of common stock by Mr. Rakes were acquired with his personal funds.

Item 4.  Purpose of Transaction
-------  ----------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. Rakes were acquired for investment. Mr. Rakes may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director of the Issuer, Mr. Rakes, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than in the performance of his duties as a director of the Issuer, Mr. Rakes has no current plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g)  changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action  similar  to any of those  enumerated  above.


Item 5.  Interest in Securities of the Issuer
-------  -----------------------------------

         Options that are exercisable for a period of five years, to purchase 10,000 shares of common stock, were granted on June 29, 1999 by the Issuer to Mr. Rakes at an exercise price of $13.00 per share of common stock. Including these options, Mr. Rakes beneficially owns 34,169 shares of common stock or 7.7% of 423,612 outstanding shares of the Issuer (20,004 shares are beneficially owned through exercisable stock options). Mr. Rakes maintains sole voting and dispositive power over 22,746 shares of common stock. Mr. Rakes maintains shared voting and dispositive power over 11,423 shares of common stock. Of these 11,423 shares of common stock over which Mr. Rakes maintains shared voting and dispositive power, 2,471 shares of common stock are held through an employee stock ownership plan and the remainder are held with one or more of Mr. Rakes' spouse and individual retirement accounts. Mr. Rakes is not reporting beneficial ownership at this time over the following shares that have been awarded but that have not vested under a management stock ownership plan of the Issuer: 815 shares that vest on each of October 25, 1999, 2000 and 2001 and 816 shares that vest on October 25, 2002. Mr. Rakes is not reporting beneficial ownership at this time over at total of 5,706 options that have been awarded but will not vest until October 1999 or 2000.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer
--------  ----------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 7, 1999                     /s/ B. L. Rakes
       ------------------------------     --------------------------------------
                                          B. L. Rakes